FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 8, 2009

FAIRFAX CONFIRMS SALES OF $1 BILLION IN EQUITY OFFERING

(Note: All dollar amounts in this press release are expressed in U.S.  dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) confirms that it has received commitments to purchase all of the 2,881,844 subordinate voting shares offered on an agency basis in today’s previously announced equity offering.  Together with the 600,000 subordinate voting shares agreed to be purchased by the syndicate of underwriters in the underwritten portion of the offering, Fairfax has received commitments for the purchase of $1 billion of subordinate voting shares.  The offering is expected to close on or about September 11, 2009.

Fairfax intends to use the net proceeds of the offering to fund the previously announced proposed acquisition of all of the outstanding shares of common stock of Odyssey Re Holdings Corp. that it does not currently own.  There can be no assurance that such acquisition will be completed.  If the acquisition is not successfully completed, Fairfax intends to use the net proceeds to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated August 31, 2009 in respect of this offering with the applicable Canadian and U.S. securities regulatory authorities. Details of this offering will be set out in the prospectus supplement which will be available on the SEDAR website for Fairfax at www.sedar.com.  A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering may be obtained when it becomes available from CIBC (in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com, or in Canada from CIBC World Markets Inc. at 416-594-7270), BofA Merrill Lynch (in the United States from BofA Merrill Lynch, One Bryant Park, 8th floor, New York, NY, 10036, or in Canada from Merrill Lynch Canada Inc., 181 Bay Street, 5th floor, Toronto, Ontario, M5J 2V8 or by fax at 416-369-7790) and Scotia Capital (in the United States, Equity Capital Markets, 25th Floor, 165 Broadway, New York, New York, 10006, or in Canada, Equity Capital Markets, 66th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5W 2X6).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact:
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946